FILED BY VERITEX HOLDINGS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SOVEREIGN BANCSHARES, INC.
VERITEX HOLDINGS, INC. COMMISSION FILE NO. 001-36682

The following is a communication, dated December 15, 2016, from Sovereign Bancshares, Inc. (“Sovereign”) to its shareholders that discusses the proposed merger of Sovereign with and into Veritex Holdings, Inc.
__________________________

December 15, 2016

Dear Shareholder,

I want to share exciting news! We have reached an agreement to merge with Veritex Holdings Inc., the parent company of Veritex Community Bank, which operates a mortgage office and ten banking locations across the Dallas metroplex. By combining with another tremendous bank in the area, we are creating a larger, full service bank that can offer more products and services to our customers and create more opportunities for our employees.
Combining with Veritex will double our assets to nearly $2.4 billion, significantly deepen our presence in DFW and maintain and grow our presence in Austin and Houston. The combination also provides us with a unique opportunity to build our strong platform in delivering the best customer service with a multitude of products and services to our customers. Veritex, like Sovereign, is a community bank whose employees share our steadfast commitment to our customers. Simply put, this combination is fantastic news for our company and our shareholders.
Attached is a copy of the press release that spells out more of the details of the transaction. As noted, this is a cash and stock transaction with our shareholders receiving 5,117,647 shares of Veritex common stock and $58 million in cash, subject to certain conditions and potential adjustments as described in the merger agreement.
Your Board of Directors has unanimously approved this transaction, and as a shareholder, you will have an opportunity to vote on the transaction at a special meeting called for that purpose. Completion of the transaction is subject to certain closing conditions, including customary regulatory approvals, the approval of our shareholders and approval of the issuance of the shares of Veritex common stock by its shareholders. You will receive detailed proxy materials prior to the meeting with additional information regarding the proposed transaction and the special meeting. In the meantime, please feel free to call me or any other of our executive management team should you have any questions or comments.
Again, your Board is excited about this opportunity and hope that each of you share our enthusiasm!
Tom

Thomas J. Mastor
Chief Executive Officer
Sovereign Bank
17950 Preston Road, Suite 500
Dallas, Texas 75252
Tel: 214-242-1870

Special Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Veritex Holdings, Inc.’s (“Veritex Holdings”) management with respect to, among other things, future events and Veritex Holdings’ financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Veritex Holdings’ industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Veritex Holdings’ control. Accordingly, Veritex Holdings cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Veritex Holdings believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Veritex Holdings’ expectations include successfully implementing its growth strategy, including identifying acquisition targets and consummating suitable acquisitions; continuing to sustain internal growth rate; providing competitive products and services that appeal to its customers and target market; continuing to have access to debt and equity capital markets and achieving its performance goals. The foregoing list of factors is not exhaustive. The foregoing list of factors is not exhaustive. If one or more events related to these or other risks or uncertainties materialize, or if Veritex Holdings’ underlying assumptions prove to be incorrect, actual results may differ materially from what Veritex Holdings anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Veritex Holdings does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Veritex Holdings cannot assess the impact of each factor on Veritex Holdings’ business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Important Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of Veritex Holdings and Sovereign Bancshares, Inc. (“Sovereign Bancshares”), Veritex Holdings will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”). The registration statement will include a joint proxy statement of Veritex Holdings and Sovereign Bancshares, which also will constitute a prospectus of Veritex Holdings, which Veritex Holdings and Sovereign Bancshares will send to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SOVEREIGN BANCSHARES AND VERITEX HOLDINGS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents will contain important information relating to the proposed transaction. When filed, this document and other documents relating to the merger filed by Veritex Holdings can be obtained free of charge from the SEC’s website at www.sec.gov.

Veritex Holdings and Sovereign Bancshares and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their stockholders in connection with the proposed transaction. Information about Veritex Holdings’ participants may be found in the definitive proxy statement of Veritex Holdings relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 7, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the joint proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.